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MAR 01 2010

Washington, DC
109

SECURITIES AND EXCHANGE COMMISSION

10028023

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 WALKERS BROOK DRIVE
(No. and Street)

READING	MA	01867
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSHUA MELTZER (718) 914-1240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOSHUA MELTZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public 12/13/16

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENTINEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243 FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Sentinel Securities, Inc.
Reading, MA

I have audited the accompanying statement of financial condition of Sentinel Securities, Inc. (the Company) as of December 31, 2009 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Securities, Inc. as of December 31, 2009, and the results of their operations and their cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2010

SENTINEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 526,980
Receivable from broker-dealers and clearing organizations	103,553
Prepaid expenses	55,895
Prepaid taxes	6,690
Deposits with clearing organizations	50,000
Deferred tax assets	26,300
Intangible assets at cost, less accumulated amortization of $456,927 (see Note 6)	531,177
Furniture and equipment at cost, less, accumulated depreciation of $7,738	-
Total Assets	$ 1,300,595

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 106,385
Deferred income	65,406
Due to affiliate (see Note 5)	23,743
Total Liabilities	195,534
Stockholders' Equity	
Common stock, no par value, shares authorized 20,000; 2,966 issued and outstanding shares	-
Retained earnings	1,105,061
Total Stockholders' Equity	1,105,061
Total Stockholders' Equity and Liabilities	$ 1,300,595

SENTINEL SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 2,669,360
Interest and dividends	12,968
	2,682,328
Expenses:	
Employee compensation and benefits	2,268,150
Clearance fees	23,211
Occupancy costs	51,489
Other expenses	365,842
	2,708,692
Net Loss Before Income Taxes	(26,364)
Provision for Income Taxes	49,156
Net Loss	$ (75,520)

The accompanying notes are an integral part of these financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Retained Earnings	Total
Balance at beginning of the year	$ -	$ 1,180,581	$ 1,180,581
Net Loss		(75,520)	(75,520)
Balance at end of the year	$ -	$ 1,105,061	$ 1,105,061

The accompanying notes are an integral part of these financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss		$ (75,520)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	$ 2,025	
Amortization	152,309	
Deferred taxes	27,622	
(Increase) decrease in operating assets:		
Decrease in receivable from broker-dealers	12,399	
Decrease in prepaid taxes	21,397	
Increase in prepaid expenses	(12,127)	
Increase (decrease) in operating liabilites:		
Decrease in accounts payable, accrued expenses	(9,892)	
Decrease in deferred income	(70,534)	
Increase in due to affiliate	21,291	
Total adjustments		144,490
Net cash provided by operating activities		68,970
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
None		-
Net increase in cash		68,970
Cash at beginning of year		458,010
Cash at end of the year		$ 526,980

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 1,144
Income tax payments	$ 136

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SENTINEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated on February 1, 2000. It serves as a broker/dealer in securities. Related commission revenue and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the period ended December 31, 2009, depreciation expense was $2,025.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. The calculated liability for accrued compensated absences is an immaterial amount, and accordingly, no liability has been recorded in the accompanying financial statements. The company's policy is to recognize the costs of compensated absences when actually paid to employees.

Subsequent Events

Effective June 30, 2009, the Company adopted FASB ASC Topic 855, *Subsequent Events*. ASC 855 establishes general standards of accounting for and disclosure of subsequent events, which are events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company has evaluated subsequent events through February 24, 2010, the date that the accompanying financial statements were available to be issued. The adoption of this accounting guidance did not have a material effect on the accompanying financial statements.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $458,694 at December 31, 2009, this exceeded required net capital of $50,000 by $408,694. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 42.6%.

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$ 16,045	$ 5,489	$21,534
Deferred	21,100	6,522	27,622
	$ 37,145	$ 12,011	$49,156

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

The Company adopted the provisions of ASC Topic 740, *Income Taxes*, relating to unrecognized tax benefits on January 1, 2009. As a result, the Company determined that all positions taken on the tax returns had a 100% probability of successful outcome on review by taxing authorities, such that no reserve for uncertain tax positions is required.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company maintains its checking account in one commercial bank. Cash in this checking account at times exceeded $250,000. The checking account is secured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009 the balance in the account was under the limit.

NOTE 4- CONCENTRATION OF CREDIT RISK (Continued)

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company is related to Sentinel Benefits Group, Inc. and Focus Financial Partners, LLC through common ownership. Any transactions with these entities are at arm's length. The Company reimbursed Sentinel Benefits Group for payroll and commission transactions paid from its bank accounts to employees of the Company. The Company also has an expense sharing agreement in place with Sentinel Benefits Group to allocate certain overhead costs to the Company. $23,743 was due to Sentinel Benefits Group at December 31, 2009.

NOTE 6- INTANGIBLE ASSETS

On January 2, 2007 the Company was acquired by Focus Financial Partners, LLC. As of the date of acquisition, the assets included valuations for intangible assets and goodwill. $1,361,061 was assigned to customer lists and $324,062 was assigned to a contract with management with estimated useful lives of 10 and 20 years, respectively. Those intangible assets will be amortized on a straight line basis over their estimated useful lives, subject to valuation for impairment on an annual basis. Amortization expense for the year ended December 31, 2009 was $152,309.

The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

NOTE 6- INTANGIBLE ASSETS (Continued)

As of December 31, 2009 intangible assets consist of:

	Gross Carrying Amount	Accumulated Amortization
Customer Lists	$1,361,061	$408,318
Management Contracts	324,062	48,609
Negative Goodwill	(697,019)	0
Total	988,014	456,927

Estimated amortization expense at December 31, 2009 for each of the five succeeding years is as follows:

Year Ending December 31	
2010	$152,309
2011	152,309
2012	152,309
2013	152,309
2014	152,309
	$761,545

SENTINEL SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2009

SENTINEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Total ownership equity from statement of financial condition	$ 1,105,061
Total nonallowable assets from statement of financial condition	(639,617)
Net capital before haircuts on securities positions	465,444
Haircuts on securities	(6,750)
Net capital	$ 458,694
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 195,534
Total aggregate indebtedness	$ 195,534
Percentage of aggregate indebtedness to net capital	42.6%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 13,036
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 408,694
Excess net capital at 1000%	$ 439,141

SENTINEL SECURITIES, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2009

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED December 31, 2009	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT December 31, 2009
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 1,103,160	$ 1,901	$ 1,105,061
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	661,014	(21,397)	639,617
Haircuts on securities	6,750	-	6,750
Total deductions	667,764	(21,397)	646,367
Net capital	$ 435,396	$ 23,298	$ 458,694

SCHEDULE II

SENTINEL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2009

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

SENTINEL SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2009

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

SENTINEL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

Sentinel Securities Inc., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

**Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5**

Board of Directors
Sentinel Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Sentinel Securities, Inc., (the Company), for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2010

SENTINEL SECURITIES, INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2009

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243 FAX (603) 882-7371

Board of Directors
Sentinel Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Sentinel Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Sentinel Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sentinel Securities, Inc.'s management is responsible for the Sentinel Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries, noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009, noting no differences;
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

February 24, 2010

SENTINEL SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 1,412**
Less Payments Made:		
Date Paid	**Amount**	
01-09-09	**$ 150**	
08-01-09	**278**	
		(428)
Interest on late payment(s)		
Total Assessment Balance and Interest Due		**$ 984**
Payment made with Form SIPC 7T		**$ 984**

See Accountant's Report

SENTINEL SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

Total revenue	$ 2,222,894
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	1,657,181
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	1,068
Total deductions	$ 1,658,249
SIPC NET OPERATING REVENUES	$ 564,645
GENERAL ASSESSMENT @ .0025	$ 1,412

See Accountant's Report